January 15, 2020

Yulin Wang
Chief Executive Officer
Kingsoft Cloud Holdings Limited
Kingsoft Tower, No. 33
Xiao Ying West Road, Haidian District
Beijing, 100085, the Peoples Republic of China

       Re: Kingsoft Cloud Holdings Limited
           Draft Registration Statement on Form F-1
           Submitted December 20, 2019
           CIK No. 0001795589

Dear Mr. Wang:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. It appears that you will qualify as a controlled company under the NYSE or Nasdaq corporate governance rules following this offering. Please disclose such fact, and provide a cross-reference to a risk factor discussing the implications of controlled company status and indicating whether you intend to take advantage of any exemptions from the corporate governance rules that are available to a controlled company. In this regard, we note that
       Kingsoft Group and Xiaomi currently beneficially own 57.8% and 17.0% of your outstanding capital stock, respectively, and appear to be under common control.
 Yulin Wang
FirstName LastNameYulin Wang
Kingsoft Cloud Holdings Limited
Comapany NameKingsoft Cloud Holdings Limited
January 15, 2020
Page 2
January 15, 2020 Page 2
FirstName LastName
Prospectus Summary
Our Business, page 1

2. You state that, according to Frost & Sullivan, you are the largest independent cloud service provider in China; are among the top three internet cloud service providers in
         China in terms of revenue from IaaS and PaaS public cloud services in 2018; and are among the top ten cloud service providers globally in terms of revenue from IaaS public cloud services in 2018. Please balance this disclosure by specifying your domestic and global rankings according to the respective measures; clarifying that the size of China's internet cloud market is, and is expected to continue to be, substantially smaller than the size of China's cloud market for traditional enterprises and public service organizations;
         and quantifying your market share in China in terms of revenue from IaaS and PaaS public cloud services in 2018. With regard to the market for IaaS and PaaS public cloud services in China, we note that Frost & Sullivan found that your share of such market was
         5.4% and that the aggregate market share of the top five players was 76.7%. Please provide us with a copy of the Frost & Sullivan report for our review, and clearly mark the specific language in the report that supports each statement in the prospectus. Finally, we note that your first reference to the report should indicate that it was commissioned by you.
3. You disclose revenues and the percentage increase in revenues for each period presented without providing comparable information regarding your net loss, which has been increasing over the periods presented. Please revise. In this regard, you also should highlight that you have been operating at a gross loss.
Corporate History and Structure, page 3

4. Please enhance the diagram illustrating your corporate structure by also providing a breakdown of the post-offering ownership of your company. Additionally, tell us the business reasons for having duplicate contractual arrangements between the company and your VIEs and your WFOE and your VIEs.
Risk Factors
We receive a substantial portion of our revenues from a limited number . . ., page 18

5. You disclose that the aggregate revenues generated from your three largest customers accounted for approximately 56%, 50%, and 59% of your total revenues in 2017, 2018, and the nine months ended September 30, 2019, respectively. Please clarify the extent to which you are dependent on each of these customers rather than providing an aggregate percentage. Also, with regard to the second risk factor on page 41, please disclose, if true, that the risk posed by your dependence on Kingsoft Group and Xiaomi for a portion of your revenues is heightened by the fact that those companies are under common control.
 Yulin Wang
FirstName LastNameYulin Wang
Kingsoft Cloud Holdings Limited
Comapany NameKingsoft Cloud Holdings Limited
January 15, 2020
Page 3
January 15, 2020 Page 3
FirstName LastName
We are in the process of expanding our international operations . . ., page 31

6. We note your disclosure that you will focus your international expansion efforts on countries that are within the scope of the Chinese government's Belt and Road initiative.
         Please briefly explain the nature and scope of this initiative and the risks and limitations related to the plan to align your international expansion strategy with such initiative.
Risks Relating to Our Relationships with Kingsoft Group and Xiaomi, page 41

7. Provide a risk factor addressing the risk posed by the substantial influence that certain existing investors, including Kingsoft Group, Xiaomi and Mr. Jun Lei, will have over your business and affairs following the offering. In this regard, you should highlight that
         Kingsoft Group and Xiaomi are your affiliates; explain that they are deemed to be your affiliates by virtue of not only significant ownership of your ordinary shares but also overlapping key management personnel; and disclose the combined beneficial ownership of the executive officers, directors, and persons holding more than five percent of your ordinary shares.
Non-GAAP Financial Measure, page 83

8. Please reconcile Adjusted EBITDA from net income (loss), its most comparable GAAP measure. We refer to questions 102.10 and 103.02 of the SEC Staff's Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures, updated April 4, 2018.
9. We note your presentation of Adjusted EBITDA margin. Please include a presentation of the most comparable GAAP measure, net income margin, with equal or greater prominence. We refer to question 102.10 of the SEC Staff's Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures, updated April 4, 2018. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations, page 86

10. You refer to the increasing penetration of cloud services into traditional industries and public service organizations in China as a key market opportunity that you are well positioned to capture. To the extent material, please discuss any known trends and uncertainties related to your pursuit of such opportunity that are reasonably likely to have an effect on your financial condition or results of operations, including profitability. In this regard, we note that the significant increase in revenues generated from enterprise cloud services for the period ended September 30, 2019 was accompanied by a significant increase in the other costs component of your cost of revenues. Refer to Item 5.D of Form
         20-F and Section III.B of SEC Release No. 33-8350.
 Yulin Wang
FirstName LastNameYulin Wang
Kingsoft Cloud Holdings Limited
Comapany NameKingsoft Cloud Holdings Limited
January 15, 2020
January 15, 2020 Page 4
Page 4
FirstName LastName
Results of Operations
Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018,
page 97

11. You attribute the increase in revenues generated from public cloud services and enterprise cloud services to an increase in average revenues per Premium Customer as well as an increase in the number of Premium Customers. Please quantify the extent to which each factor contributed to an increase in both types of revenues. Refer to
Section III.D of SEC
         Release No. 33-6835.
Liquidity and Capital Resources, page 102

12. Please disclose the jurisdiction(s) as to where your cash and cash equivalents are located.
Related Party Transactions, page 162

13. You disclose on page 184 that certain holders of your ordinary shares or their transferees will be entitled to request that you register their shares under the Securities Act of 1933 following the expiration of lock-up agreements. As it appears that certain related parties possess these registration rights, please provide a cross-reference to such disclosure in this section of the prospectus and identify the individuals or entities that qualify as related parties. Refer to Item 7.B of Form 20-F. Also, enhance the discussion of the registration rights by describing their terms and conditions. In this regard, we note related disclosure on pages F-39 and F-73. Finally, disclose the aggregate number of ordinary shares held by the shareholders that possess these rights.
Other Related Party Transactions, page 163

14. Please disclose the basis on which Cheetah Group is a related party. In this regard, we note disclosure on pages F-46 and F-76 that Kingsoft Group exercises significant influence over such entity.
15. Please identify the senior executives to whom you have extended interest-bearing loans.
         Also, please tell us whether the loans will be repaid in full prior to the date on which you publicly file the registration statement. Refer to Section 13(k)(1) of the Securities
         Exchange Act of 1934.
Underwriting
Directed Share Program, page 193

16. Disclose whether any shares that are sold under the directed share program will be subject to a lock-up agreement.
 Yulin Wang
FirstName LastNameYulin Wang
Kingsoft Cloud Holdings Limited
Comapany NameKingsoft Cloud Holdings Limited
January 15, 2020
Page 5
January 15, 2020 Page 5
FirstName LastName
Financial Statements
1. Organization and Basis of Presentation, page F-10

17. On page F-16, you state, "The Company did not provide or intend to provide financial or other supports not previously contractually required to the VIEs during the years presented." However, on page F-13, you also state, "Pursuant to the financial support undertaking letter, the Company is obligated and hereby undertakes to provide unlimited financial support to the VIEs." These two statements appear to contradict each other.
         Please clarify.
18. We note on page 78 that under the shareholder voting right trust agreement, Ms. Weiqin
         Qiu and Kingsoft Digital agreed to entrust a person designated by Beijing Kingsoft Cloud, your subsidiary, to exercise all the shareholder rights. However, the organization chart on page 4 indicates contractual arrangements between the parent Kingsoft Cloud Holdings
         Limited (Cayman) and the VIEs. Please clarify the entities subject to the contractual arrangements and explain to us how you determined under ASC 810 that the related party tiebreaker should be applied.
19. We note on page F-13 that the shareholder voting right trust agreements are valid as long as the Nominee Shareholders remain the shareholders of the VIEs. Please describe to us the risks that the Nominee Shareholders will not remain the shareholders of the VIEs and tell us where you disclose these risks.
2. Summary of Significant Accounting Policies
Revenue recognition, page F-22

20. For your public cloud services, please clarify your policy disclosure as to your measure of progress and whether consideration is fixed.
21. For enterprise cloud services, please clarify if revenue for upgrades is recognized at a point in time or over time. We note your disclosure on F-22 indicates upgrade revenue is recognized at a point in time; however, your disclosure on page 92 indicates that it is recognized both at a point in time and over time.
10. Long-term Bank Loan, page F-32

22. Please clarify here and on page F-68 whether your loan is with Kingsoft Group, your parent company, or only guaranteed by Kingsoft Group. We note disclosure on pages
         162 and F-76 discusses interest expense on a loan due to Kingsoft
Group.
Exhibits

23. Please file your share incentive plans as exhibits to the registration statement pursuant to
         Item 601(b)(10)(iii)(A) of Regulation S-K.
 Yulin Wang
Kingsoft Cloud Holdings Limited
January 15, 2020
Page 6
General

24. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
25. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms
       Compliance and Disclosure Interpretations.
        You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan,
Attorney-Adviser, at (202) 551-6515 or, in his absence, Larry Spirgel, Office Chief, at (202)
551-3815 with any other questions.



                                                             Sincerely,
FirstName LastNameYulin Wang
                                                             Division of
Corporation Finance
Comapany NameKingsoft Cloud Holdings Limited
                                                             Office of
Technology
January 15, 2020 Page 6
cc:       Li He, Esq.
FirstName LastName